SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

   For the Fiscal Year ending December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

Commission File Number 0-22650

PETROCORP INCORPORATED 401(k) RETIREMENT SAVINGS PLAN

(Full title of the plan)

PETROCORP INCORPORATED

6733 South Yale Avenue

Tulsa, Oklahoma 74136

(Name of Issuer of the Securities Held Pursuant to the Plan and Address of Principal Executive Offices)

Registrant’s Telephone Number, Including Area Code: (918) 491-4500

PETROCORP INCORPORATED

401(k) RETIREMENT SAVINGS PLAN

PAGE NO.
REPORT OF INDEPENDENT ACCOUNTANTS (Not required—see Note 2.)

FINANCIAL STATEMENTS:

Statement of Net Assets Available for Benefits with Fund Information as of December 31, 2002 and 2001	2

Statement of Changes in Net Assets Available for Benefits with Fund Information for the years ended December 31, 2002 and 2001	3

Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULES:

Item 27a—Schedule of Assets Held for Investment (Not required—see Note 2.)

Item 27d—Schedule of Reportable Transactions (Not required—see Note 2.)

SIGNATURES	10

PetroCorp Incorporated 401(k) Retirement Savings Plan

Statement of Net Assets Available for Benefits with Fund Information

(Unaudited)

December 31, 2002
	Assets							Liabilities	Net assets available for benefits
	Investments, at fair value				Guaranteed investment contract, at contract value	Cash	Total
	Pooled separate accounts	Common stock	Participant notes receivable	Total
Principal Investments:
Guaranteed Interest Accounts	$—	$—	$—	$—	$—	$—	$—	$—	$—
Money Market Account	—	—	—	—	—	—	—	—	—
Government Securities Account	—	—	—	—	—	—	—	—	—
Bond & Mortgage Account	—	—	—	—	—	—	—	—	—
Bond Emphasis Balanced Account	—	—	—	—	—	—	—	—	—
Stock Emphasis Balanced Account	—	—	—	—	—	—	—	—	—
Stock Index 500 Account	—	—	—	—	—	—	—	—	—
Large Company Blend Account	—	—	—	—	—	—	—	—	—
Medium Company Value Account	—	—	—	—	—	—	—	—	—
Small Company Blend Account	—	—	—	—	—	—	—	—	—
Medium Company Blend Account	—	—	—	—	—	—	—	—	—
International Stock Account	—	—	—	—	—	—	—	—	—
Real Estate Account	—	—	—	—	—	—	—	—	—
Company Stock	—	—	—	—	—	—	—	—	—
Participant Notes	—	—	—	—	—	—	—	—	—

	$—	$—	$—	$—	$—	$—	$—	$—	$—

	December 31, 2001
	Assets							Liabilities	Net assets available for benefits
	Investments, at fair value				Guaranteed investment contract, at contract value	Cash	Total
	Pooled separate accounts	Common stock	Participant notes receivable	Total
Principal Investments:
Guaranteed Interest Accounts	$—	$—	$—	$—	$16,565	$—	$16,565	$—	$16,565
Money Market Account	7,427	—	—	7,427	—	—	7,427	—	7,427
Government Securities Account	125,296	—	—	125,296	—	—	125,296	—	125,296
Bond & Mortgage Account	38,785	—	—	38,785	—	—	38,785	—	38,785
Bond Emphasis Balanced Account	3,208	—	—	3,208	—	—	3,208	—	3,208
Stock Emphasis Balanced Account	53,225	—	—	53,225	—	—	53,225	—	53,225
Stock Index 500 Account	123,291	—	—	123,291	—	—	123,291	—	123,291
Large Company Blend Account	189,629	—	—	189,629	—	—	189,629	—	189,629
Medium Company Value Account	77,808	—	—	77,808	—	—	77,808	—	77,808
Small Company Blend Account	216,007	—	—	216,007	—	—	216,007	—	216,007
Medium Company Blend Account	90,482	—	—	90,482	—	—	90,482	—	90,482
International Stock Account	70,616	—	—	70,616	—	—	70,616	—	70,616
Real Estate Account	2,302	—	—	2,302	—	—	2,302	—	2,302
Company Stock	—	28,613	—	28,613	—	—	28,613	—	28,613
Participant Notes	—	—	—	—	—	—	—	—	—

	$998,076	$28,613	$—	$1,026,689	$16,565	$—	$1,043,254	$—	$1,043,254

The accompanying notes are an integral part of these financial statements.

PetroCorp Incorporated 401(k) Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits with Fund Information

(Unaudited)

	Year ended December 31, 2002
	Additions
	Investment income
		Net appreciation (depreciation) in fair value of investments (Note 3)		Contributions				(Deductions)
	Interest		Total	Employer	Participants	Total	Total additions	Participant benefits	Admin. expenses	Interfund transfers	Total deductions	Net increase (decrease)	Net assets at beginning of year	Net assets at end of year
Principal Investments:
Guaranteed Interest Accounts	$420	$—	$420	$—	$—	$—	$420	$(16,960)	$(25)	$—	$(16,985)	$(16,565)	$16565	$—
Money Market Account	—	30	30	—	—	—	30	(7,456)	(1)	—	(7457)	(7,427)	7,427	—
Government Securities Account	—	1,956	1,956	—	—	—	1,956	(127,246)	(6)	—	(127,252)	(125,296)	125,296	—
Bond & Mortgage Account	—	2,404	2,404	—	—	—	2,404	(41,169)	(20)	—	(41,189)	(38,785)	38,785	—
Bond Emphasis Balanced Account	—	(10)	(10)	—	—	—	(10)	(3,197)	(1)	—	(3,198)	(3,208)	3,208	—
Stock Emphasis Balanced Account	—	(6,557)	(6,557)	—	—	—	(6,557)	(46,611)	(57)	—	(46,668)	(53,225)	53,225	—
Stock Index 500 Account	—	(26,458)	(26,458)	—	—	—	(26,458)	(96,718)	(115)	—	(96,833)	(123,291)	123,291	—
Large Company Blend Account	—	(38,394)	(38,394)	—	—	—	(38,394)	(151,213)	(22)	—	(151,235)	(189,629)	189,629	—
Medium Company Value Account	—	(6,338)	(6,338)	—	—	—	(6,338)	(71,414)	(56)	—	(71,470)	(77,808)	77,808	—
Small Company Blend Account	—	(26,596)	(26,596)	—	—	—	(26,596)	(189,261)	(150)	—	(189,411)	(216,007)	216,007	—
Medium Company Blend Account	—	(7,981)	(7,981)	—	—	—	(7,981)	(82,352)	(149)	—	(82,501)	(90,482)	90,482	—
International Stock Account	—	(10,032)	(10,032)	—	—	—	(10,032)	(60,518)	(66)	—	(60,584)	(70,616)	70,616	—
Real Estate Account	—	48	48	—	—	—	48	(2,350)		—	(2,350)	(2,302)	2,302	—
Company Stock	—	153	153	—	—	—	153	(28,714)	(52)	—	(28,766)	(28,613)	28,613	—
Participant Notes	—	—	—	—	—	—	—	—	—	—	—	—	—	—

	$420	$(117,775)	$(117,355)	$—	$—	$—	$(117,355)	$(925,179)	$(720)	$—	$(925,899)	$(1,043,254)	$1,043,254	$—

	Year ended December 31, 2001
	Additions
	Investment income
		Net appreciation (depreciation) in fair value of investments (Note 3)		Contributions				(Deductions)
	Interest		Total	Employer	Participants	Total	Total additions	Participant benefits	Admin. expenses	Interfund transfers	Total deductions	Net increase (decrease)	Net assets at beginning of year	Net assets at end of year
Principal Investments:
Guaranteed Interest Accounts	$954	$—	$954	$—	$—	$—	$954	$(9,595)	$(1,155)	$—	$(10,750)	$(9,796)	$26,361	$16,565
Money Market Account	—	740	740	—	—	—	740	(25,827)	(832)	—	(26,659)	(25,919)	33,346	7,427
Government Securities Account	—	9,070	9,070	—	—	—	9,070	(15,761)	(26)	—	(15,787)	(6,717)	132,013	125,296
Bond & Mortgage Account	—	3,013	3,013	—	—	—	3,013	(3,709)	(80)	—	(3,789)	(776)	39,561	38,785
Bond Emphasis Balanced Account	—	(4)	(4)	—	—	—	(4)	(5,250)	(3)	—	(5,253)	(5,257)	8,465	3,208
Stock Emphasis Balanced Account	—	(4,416)	(4,416)	—	—	—	(4,416)	(16,060)	(170)	882	(15,348)	(19,764)	72,989	53,225
Stock Index 500 Account	—	(36,764)	(36,764)	—	—	—	(36,764)	(205,384)	(201)	3,078	(202,507)	(239,271)	362,562	123,291
Large Company Blend Account	—	(40,706)	(40,706)	—	—	—	(40,706)	(3,618)	(1,242)	—	(4,860)	(45,566)	235,195	189,629
Medium Company Value Account	—	2,652	2,652	—	—	—	2,652	(18,046)	(31)	(2,149)	(20,226)	(17,574)	95,382	77,808
Small Company Blend Account	—	9,185	9,185	—	—	—	9,185	(24,132)	(259)	—	(24,391)	(15,206)	231,213	216,007
Medium Company Blend Account	—	(4,007)	(4,007)	—	—	—	(4,007)	(28,237)	(206)	(1,811)	(30,254)	(34,261)	124,743	90,482
International Stock Account	—	(23,347)	(23,347)	—	—	—	(23,347)	(12,571)	(465)	—	(13,036)	(36,383)	106,999	70,616
Real Estate Account	—	153	153	—	—	—	153	(716)	(1)	—	(717)	(564)	2,866	2,302
Company Stock	—	(2,072)	(2,072)	—	—	—	(2,072)	(21,195)	(3)	—	(21,198)	(23,270)	51,883	28,613
Participant Notes	—	—	—	—	—	—	—	—	—	—	—	—	—	—

	$954	$(86,503)	(85,549)	$—	$—	$—	$(85,549)	$(390,101)	$(4,674)	$—	$(394,775)	$(480,324)	$1,523,578	$1,043,254

PetroCorp Incorporated 401(k) Retirement Savings Plan

Notes to Financial Statements

(unaudited)

NOTE 1—DESCRIPTION OF PLAN:

The following description of the PetroCorp Incorporated 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions. The Plan is a defined contribution 401(k) retirement savings plan, adopted January 1, 1993. On January 31, 2001, the Board of Directors of PetroCorp Incorporated (the Company) passed a resolution to terminate the Plan. During 2002 and 2001, there were no active participants in the Plan. The remainder of Note 1 describes the Plan prior to Termination.

General

Employees of PetroCorp Incorporated (the Company) become eligible to participate in the Plan after six months of service with the Company. The entry date for each employee is the first day of the month following the sixth month of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

All Plan contributions are invested in separate pooled accounts under an annuity contract with Principal Mutual Life Insurance Company (Principal) or in common stock of the Company.

Contributions

Participants may contribute to the Plan subject to certain Internal Revenue Code limitations. The Company may match up to 100 percent of each participant’s contributions not to exceed six (6) percent of each participant’s annual compensation. Additionally, the Company may make discretionary contributions on behalf of the participants. In any event, total contributions by the participant and the Company may not exceed 20 percent of the participant’s annual compensation.

The Plan also allows participants to “rollover” contributions that have been made to other qualified plans.

Participant accounts

Each participant’s account is credited with the participant’s contributions, the Company’s contributions and a pro rata share of the earnings of each fund in which the participant has invested. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are fully vested at all times in their individual contributions and “rollover” contributions plus actual earnings thereon.

Vesting in employer contributions and related earnings is based on the participant’s employment commencement date and years of continuous service. Participant’s whose employment commencement date occurred before January 1, 1994 are 100% vested. Participant’s whose employment commencement date occurred on or after January 1, 1994 are vested as follows:

Vesting Service (whole years)	Vesting Percentage
Less than 1 year	0%
1 year	25%
2 years	50%
3 years	75%
4 or more years	100%

In addition, participants also become fully vested in their employer contributions and related earnings upon retirement, at or after age 65, or upon death or total disability of the participant.

Investment options

Effective January 1, 1994, upon enrollment in the Plan, a participant may direct contributions in any of fourteen investment options as follows:

Guaranteed Interest Account—Funds are invested in a guaranteed investment contract (GIC) with Principal.

Money Market Account—This is a separate pooled account with Principal in which the funds are invested in high quality commercial paper with average maturities kept under 30 days to ensure current money market rates.

Government Securities Account—This is a separate pooled account with Principal in which the funds are invested primarily in very high quality government mortgage-backed securities.

Bond & Mortgage Account—This is a separate pooled account with Principal in which the funds are invested in investment grade private placement bonds, commercial mortgages, public corporate bonds and mortgage-backed securities, all generally mature within five to 10 years.

Bond Emphasis Balanced Account—This is a separate pooled account with Principal in which funds are invested in many asset classes, but emphasizes fixed income. This account invests 50 to 100 percent of the funds in Principal fixed-income separate pooled accounts, with the remainder in Principal equity separate pooled accounts.

Stock Emphasis Balanced Account—This is a separate pooled account with Principal in which funds are invested in many asset classes, but emphasizes equities. This account invests 50 to 100 percent of the funds in Principal equity separate pooled accounts, with the remainder in Principal fixed-income separate pooled accounts.

Stock Index 500 Account—This is a separate pooled account with Principal in which the funds are invested in the same stocks and in the same proportions as those stocks included in the Standard & Poor’s 500 Stock Index.

Large Company Blend Account—This is a separate pooled account with Principal in which funds are invested in stocks of very large established companies.

Medium Company Value Account—This is a separate pooled account with Principal in which the funds are invested in primarily income-producing common stocks that are under-valued in the marketplace according to traditional measures of value.

Small Company Blend Account—This is a separate pooled account with Principal in which funds are invested in stocks of smaller, fast-growing companies.

Medium Company Blend Account—This is a separate pooled account with Principal in which funds are invested in stocks of large, established companies whose earnings are expected to grow faster than the average company.

International Stock Account—This is a separate pooled account with Principal in which the funds are invested in stocks of non-U.S. companies located primarily in Europe and Southeast Asia.

Real Estate Account—This is a separate pooled account with Principal in which the funds are invested in equity investments in modern, developed, income-producing warehouses, office buildings and retail centers in major U.S. metropolitan areas. Earnings consist of property value changes and net rental income.

Company Stock—Funds are invested in the common stock of the Company.

Payment of benefits

Distribution of the participant’s entire account balance becomes due and payable upon retirement, at or after age 65, or upon death or total disability of the participant. Such account balances may be distributed either in a lump-sum distribution or in installments, as described in the Plan agreement. Upon termination of employment, a participant may elect to receive a lump-sum distribution equal to the vested balance of the participant’s account or continue to participate in the Plan investments. If the vested balance is less than $3,500, payment is made as soon as administratively practicable after termination. Additionally, participants may make hardship withdrawals from their individual contribution accounts at specified times during the Plan year, subject to certain restrictions.

Participants’ notes receivable

Under the terms of the Plan, with certain restrictions, participants may borrow from their accounts a minimum of $1,000 up to a maximum of the lessor of $50,000 or 50 percent of their vested account balances. A loan is secured by the vested balance in the participant’s account and bears interest at the prime interest rate plus two (2) percent. No loans were made in 2002 or 2001.

NOTE 2—SUMMARY OF ACCOUNTING POLICIES:

Under the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA, the Plan files Form 5500-C/R which is required for employee benefit plans with fewer than 100 participants. Employee benefit plans with 100 or more participants are required to file Form 5500. Those plans filing Form 5500 are required to prepare audited financial statements as well as all applicable schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA. Such requirements are not mandated for those plans filing Form 5500-C/R. Accordingly, the attached financial statements are unaudited and the above mentioned schedules are not presented.

Method of accounting

The Plan’s financial statements are prepared on the accrual basis of accounting.

Investments

Plan investments, other than the GIC’s, are stated at fair value. The Company stock is valued at its quoted market price. Separate pooled accounts are valued at net asset value representing the value at which units of the account may be purchased or redeemed.

The Plan’s GIC’s are valued at contract value. Contract value represents contributions made under the contract plus interest at the guaranteed rate.

Contributions

Participant contributions are recorded in the period during which the Company makes payroll deductions from the Plan participants’ earnings. Matching Company contributions are recorded in the same period.

NOTE 3—INVESTMENTS:

Individual investments representing five (5) percent or more of the Plan’s net assets are as follows:

	December 31,
	2002	2001
Investments at fair value as determined by quoted Market price:
Pooled separate accounts:
Principal:
Government Securities Account	$—	$125,296
Stock Emphasis Balanced	—	53,225
Stock Index 500 Account	—	123,291
Large Company Blend Account	—	189,629
Medium Company Value Account	—	77,808
Small Company Blend Account	—	216,007
Medium Company Blend Account	—	90,482
International Stock Account	—	70,616
Company Stock:
PetroCorp Incorporated Common Shares	$—	$—	*
Investments at contract value:
Guaranteed Investment Contract with Principal	$—	$—	*

*	less than five (5) percent

The net realized and unrealized appreciation (depreciation) in fair value of investments included in the statements of changes in net assets available for Plan benefits were $(117,775) and $(86,503) for the years ended December 31, 2002 and 2001, respectively, and consisted of the following:

	December 31,
	2002	2001
Net appreciation (depreciation) in investments at fair value as determined by quoted market price:
Pooled separate accounts:
Principal:
Money Market Account	$30	$740
Government Securities Account	1,956	9,070
Bond & Mortgage Account	2,404	3,013
Bond Emphasis Balanced Account	(10)	(4)
Stock Emphasis Balanced Account	(6,557)	(4,416)
Stock Index 500 Account	(26,458)	(36,764)
Large Company Blend Account	(38,394)	(40,706)
Medium Company Value Account	(6,338)	2,652
Small Company Blend Account	(26,596)	9,185
Medium Company Blend Account	(7,981)	(4,007)

International Stock Account	(10,032)	(23,347)
Real Estate Account	48	153
Company Stock	153	(2,072)

	$(117,775)	$(86,503)

NOTE 4—GUARANTEED INVESTMENT CONTRACTS:

The Plan entered into five-year GIC’s with Principal in each of the last five years. The GIC’s provide for guaranteed returns ranging from 3.4% to 6.1% on contributions invested over the five-year terms of the contracts. The GIC’s are included in the financial statements at contract value as reported to the Plan by Principal.

NOTE 5—PLAN TERMINATION:

As described in Note 1, the Company terminated the Plan, subject to the provisions of ERISA. At the time of Plan termination, participants became fully vested in their accounts. During the winding up phase, in 2001 and 2002, Plan assets were distributed to participants at their election.

NOTE 6—INCOME TAX STATUS OF PLAN:

The Company had requested the Internal Revenue Service to determine and inform the Company that the Plan is designed in accordance with applicable sections of the Internal Revenue Code. On December 14, 1995, the Internal Revenue Service notified the Company that they had made a favorable determination on the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

PETROCORP INCORPORATED 401(K) RETIREMENT SAVINGS PLAN

Date: June 26, 2003	By:	/s/ STEVEN R. BERLIN
Steven R. Berlin Chief Financial Officer of PetroCorp Incorporated and Trustee